Domini Impact Investments LLC

180 Maiden Lane, Suite 1302

New York, NY 10038-4925

October 16, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn.: Ms. Kimberly Browning

Re:	Domini Investment Trust (File Nos. 811-05823 and 33-29180)

Ladies and Gentlemen:

This letter responds to comments received from Ms. Kimberly Browning of the Staff of the Securities and Exchange Commission (the “Commission”) regarding Post-Effective Amendment No. 75 (the “Amendment”) to the Registration Statement on Form N-1A of Domini Investment Trust (the “Registrant”), with respect to its series Domini International Opportunities Fund (the “Fund”). Following are the Staff’s comments and the Registrant’s responses thereto.

1.	Comment:	The Staff notes that certain portions of the Amendment are incomplete. The Staff requested that the Registrant confirm that the Registrant will include complete information in the post-effective amendment to the Registration Statement filed with respect to the Fund pursuant to Rule 485(b) of the Securities Act of 1933 (the “1933 Act”).

	Response:	The Registrant confirms that it will include complete information in the post-effective amendment to the Registration Statement filed with respect to the Fund pursuant to Rule 485(b) of the 1933 Act.

2.	Comment:	The Staff notes that the Registrant states that the Fund may invest in other investment companies, and requested that the Registrant confirm that the Fund does not intend to invest in such other investment companies to the extent that Acquired Fund Fees and Expenses should be reflected in the Fee Table, or revise the Fee Table to reflect Acquired Fund Fees and Expenses, as applicable.

	Response:	The Registrant confirms that the Fund does not intend to invest in other investment companies and, accordingly, Acquired Fund Fees and Expenses are currently estimated to be zero. The Registrant confirms that, to the extent that the Fund invests in other investment companies in the future, it will revise the Fee Table to reflect Acquired Fund Fees and Expenses in a separate line item or, if such amounts are less than one basis point, in Other Expenses, as applicable.

www.domini.com | info@domini.com | Tel: 212-217-1100 | Fax: 212-217-1101 | Investor Services: 1-800-582-6757

180 Maiden Lane, Suite 1302 | New York, NY 10038-4925 | DSIL Investment Services LLC, Distributor

3.	Comment:	The Staff requested that the Registrant confirm in its response that the Fund’s Adviser does not have the ability to recoup amounts waived or expenses reimbursed under the contractual fee waiver discussed in footnote 2 to the Fee Table or disclose the attendant rights of recoupment.

	Response:	The Registrant confirms that the Fund’s Adviser does not have the ability to recoup amounts waived or expenses reimbursed under the contractual fee waiver arrangement reflected in footnote 2 to the Fee Table.

4.	Comment:	The Staff noted that the Registrant includes a currency risk factor in the principal risk disclosure in Item 4 of the Prospectus and requested that the Registrant clarify the extent to which investing in a particular currency or currencies is a principal investment strategy of the Fund in its Item 4 disclosure.

	Response:	The Registrant notes that the Fund does not intend to invest in foreign currencies as a principal investment strategy. The Registrant has revised the disclosure to delete the currency risk factor from Item 4 of the Prospectus. The Registrant notes that foreign currency exchange rate fluctuation is a risk associated with investing in foreign securities generally and has revised the principal risk disclosure regarding foreign investing accordingly.

5.	Comment:	The Staff noted that the Registrant states in the investment strategy disclosure in Item 9 of the Prospectus that the Fund will primarily invest in securities of issuers tied economically to developed market companies throughout the world other than the U.S. and Canada, and requested that the Registrant include corresponding disclosure in the principal investment strategy disclosure in Item 4 of the Prospectus.

	Response:	The Registrant will add disclosure to the principal investment strategy disclosure in Item 4 of the Prospectus to state that the Fund will primarily invest in securities of issuers tied economically to developed market companies throughout the world, other than the U.S. and Canada.

6.	Comment:	The Staff noted that the Registrant refers to depositary receipts in the principal investment strategies disclosure in Item 9 of the Prospectus, but also indicates in Item 9 that investing in depositary receipts is not a principal investment strategy of the Fund. The Staff requested that the Registrant confirm the extent to which investing in depositary receipts is a principal investment strategy of the Fund and revise the Item 4 and Item 9 disclosure accordingly.

	Response:	The Registrant confirms that investing in depositary receipts is not an element of the Fund’s principal investment strategy and will revise Item 9 of the Prospectus accordingly.

7.	Comment:	The Staff noted that the Registrant states that investment selections are made by the Fund’s adviser, based on research and fundamental analysis of environmental and social criteria. The Staff requested that the Registrant provide a brief description of such environmental and social criteria in the principal investment strategy disclosure in Item 4 of the Prospectus and provide additional detail regarding such criteria in the investment strategy disclosure in Item 9 of the Prospectus.

	Response:	The Registrant will revise the disclosure to address the Staff’s comment as set forth in Appendix A hereto.

8.	Comment:	The Staff noted that the Registrant states in the principal investment strategy disclosure in Item 4 of the Prospectus that the Fund will invest in companies that demonstrate a commitment to sustainability solutions. The Staff noted that the Registrant discusses what it means by sustainability solutions in the investment strategy disclosure in Item 9 of the Prospectus. The Staff requested that the Registrant briefly define what it means by sustainability solutions in its Item 4 disclosure.

	Response:	The Registrant will add a brief definition of sustainability solutions to its Item 4 disclosure as set forth in Appendix A hereto.

9.	Comment:	The Staff noted that the Registrant states in the principal investment strategy disclosure in Item 4 of the Prospectus that not more than 15% of the Fund’s net assets will invested in the securities of issuers tied economically to the U.S., Canada, and emerging markets countries, and requested that the Registrant include summary risk disclosure with respect to emerging markets risk to the extent applicable.

	Response:	The Registrant notes that the disclosure referenced by the Staff was intended to clarify that exposure to emerging markets countries is not a principal investment strategy of the Fund and, accordingly, will remove the disclosure referenced by the Staff from its Item 4 disclosure.

10.	Comment:	The Staff requested that the Registrant re-order the principal risks set forth in Item 4 of the Prospectus to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. The Staff suggested that, as “international” is included in the Fund’s name, risks related to investing in international securities, including Foreign Investing Risk, Geographic Focus Risk and Country Risk, should be prioritized.

	Response:	The Registrant will re-order the principal risks and prioritize risks related to investing in international securities to address the Staff’s comment as set forth in Appendix A hereto.

11.	Comment:	The Staff noted that significant market events have occurred as a result of the COVID-19 pandemic since the Registrant filed the Amendment. The Staff requested that the Registrant consider whether the Fund’s disclosure should be revised based on how these events may affect the Fund and its investments.

	Response:	The Registrant noted that the Amendment includes disclosure under the Recent Events risk factor which addresses the COVID-19 pandemic and its potential effect on the Fund and its investments, as set forth in Appendix A hereto, and respectfully submits that no additional disclosure is required.

12.	Comment:	The Staff noted that the Registrant includes an Impact Investing Risk factor in the Item 4 principal risk disclosure and requested that the Registrant include corresponding disclosure in the principal investment strategy disclosure in Item 4 of the Prospectus, such as a brief definition of Impact Investing.

	Response:	The Registrant will revise the disclosure to address the Staff’s comment as set forth in Appendix A hereto.

13.	Comment:	The Staff noted that the Registrant indicates in the principal investment strategy disclosure in Item 4 of the Prospectus that the Fund’s investments may have significant exposure to the United Kingdom and requested that the Registrant add disclosure to the Item 4 principal risk disclosure that further addresses Brexit risk.

	Response:	The Registrant will add disclosure to the Item 4 principal risk disclosure, as set forth in Appendix A hereto, that further addresses Brexit risk to address the Staff’s comment.

14.	Comment:	The Staff requested that the Registrant confirm that all principal investment strategies and risks of the Fund that are summarized in Item 9 of the Prospectus are summarized in Item 4 of the Prospectus or revise the disclosure accordingly.

	Response:	The Registrant confirms that all principal investment strategies and risks of the Fund are summarized in Item 4 of the Prospectus.

15.	Comment:	The Staff noted that the Registrant states in Item 9 of the Prospectus that the Fund may hold cash or other short-term investments to provide the Fund flexibility to meet redemptions and expenses and to readjust its portfolio holdings. The Staff requested that the Registrant revise the disclosure to clarify this policy.

	Response:	The Registrant will delete the statement referenced by the Staff.

16.	Comment:	The Staff requested that the Registrant confirm that all principal investment strategies and risks of the Fund that are summarized in the Statement of Additional Information, as applicable, are summarized in Item 4 of the Prospectus, or revise the disclosure accordingly.

	Response:	The Registrant confirms that all principal investment strategies and risks of the Fund are summarized in Item 4 of the Prospectus.

Please note that Appendix B is the same as Appendix A but marked to show changes against the disclosure originally included in the Amendment.

Please call the undersigned at 212-217-1114 with any questions.

Sincerely,

/s/ Megan L. Dunphy

Megan L. Dunphy
General Counsel

Appendix A

Principal investment strategies: The Fund may invest in equity securities issued by companies of any market capitalization located throughout the world. For purposes of the Fund’s investment policies, equity securities include common stocks, warrants, rights, and preferred shares. Under normal circumstances, the Fund primarily invests in mid-and large-capitalization companies located outside of the U.S. and Canada and its investments will be tied economically to at least 10 different countries, other than the U.S.

Domini Impact Investments LLC (the “Adviser”), the Fund’s adviser, seeks to identify investment opportunities for the Fund that create positive environmental and social outcomes for people and the planet while seeking competitive financial returns (“Impact Investing”). Investment selections are made by the Adviser based on the evaluation of environmental and social factors including the core business in which a company engages and/or how a company treats its key stakeholders, such as its customers, employees, suppliers, ecosystems, local, national and global communities, and investors.

In addition, the Fund will invest in companies that demonstrate a commitment to sustainability solutions. The Adviser will consider a company to demonstrate a commitment to sustainability solutions if, based on the Adviser’s fundamental analysis, the company provides, invests in or creates products or services that help: accelerate the transition to a low-carbon future, contribute to the development of sustainable communities, ensure access to clean water, support more sustainable food systems, promote societal health and well-being, broaden financial inclusion, or bridge the digital divide and/or expand access to economic opportunity.

The Fund will primarily invest in securities of issuers tied economically to developed market companies throughout the world, other than the U.S. and Canada. The Fund may have significant exposure to securities of companies tied economically to Japan, the United Kingdom, and France. The Fund also may have significant exposure to securities of companies in the financial, industrial, consumer discretionary, and health care sectors. The Fund may have significant exposure to any region, country or sector at any time.

SSGA Funds Management, Inc., (the “Subadviser”), the Fund’s subadviser, will purchase or sell securities to implement the Adviser’s investment selections at a time determined appropriate by the Subadviser and in accordance with, but not necessarily in the identical amounts as provided with the Adviser’s investment selections.

Principal risks: Risk is inherent in all investing. The value of your investment in the Fund, as well as the amount of return you receive on your investment, may fluctuate significantly in the short and long term. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. You may lose all or part of your investment in the Fund or your investment may not perform as well as other similar investments. There is no guarantee that the Fund’s investment objective will be achieved. The following is a summary description of certain risks of investing in the Fund. Each risk summarized below is a principal risk of investing in the Fund and different risks may be more significant at different times depending on market conditions or other factors.

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Foreign Investing Risk. Investments in foreign regions or in securities of issuers with significant exposure to foreign markets may be more volatile and less liquid than U.S. investments due to adverse political, social, and economic developments, such as nationalization or expropriation of assets, imposition of currency controls or restrictions, confiscatory taxation, terrorism and political or financial instability; regulatory differences such as accounting, auditing, and financial reporting standards and practices; natural disasters; and the degree of government oversight and supervision. Less information may be publicly available regarding foreign issuers. Foreign investing risk also involves the risk of negative foreign currency rate fluctuations, which may cause the value of securities denominated in such foreign currency (or other instruments through which the Fund has exposure to foreign currencies) to decline in value. Currency exchange rates may fluctuate significantly over short periods of time. These risks may be more pronounced in connection with the Fund’s investments in securities of issuers located in emerging countries.

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Geographic Focus Risk. To the extent that the Fund invests from time to time a significant portion of its assets in issuers organized or located in a particular country or geographic region, the Fund may be particularly affected by adverse securities markets, exchange rates and social, political, regulatory or economic events which may occur in those countries or regions.

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Country Risk. The Fund expects to diversify its investments among issuers with significant exposure to various countries throughout the world but, a large percentage of the Fund’s portfolio may have exposure to a single country, including but not limited to Japan, France and the United Kingdom (the “U.K.”). Significant exposure to a single country would increase the risk that economic, political, and social conditions in that country will have a significant impact on Fund performance.

The Japanese economy is highly dependent upon international trade, particularly with the United States and other Asian countries. In addition, the Japanese economy has been adversely affected by certain structural issues, including an aging population, an unstable financial sector, substantial government deficits, and natural and environmental disasters.

The U.K. has one of the largest economies in Europe, and the U.S. and other European countries are substantial trading partners of the U.K. As a result, the U.K.’s economy may be impacted by changes to the economic condition of the U.S. and other European countries. The U.K.’s economy will also be significantly affected by the U.K.’s exit from the European Union (commonly known as “Brexit”), which will likely place the country’s currency and banking system in jeopardy, and impact arrangements for trading and on other existing cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise). The U.K.’s exit from the European Union will likely result in increased volatility, illiquidity and potentially lower economic growth in the affected markets, which will adversely affect the Funds’ investments.

The French economy, including demand for French exports, may be adversely affected by the U.K.’s exit from the European Union. The French economy also is susceptible to fluctuations in demand for agricultural products. France has experienced several terrorist attacks in the past several years.

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Impact Investing Risk. The adviser’s evaluation of environmental and social factors in its investment selections and the timing of the subadviser’s implementation of the adviser’s investment selections will affect the Fund’s exposure to certain issuers, industries, sectors, regions, and countries and may impact the relative financial performance of the Fund — positively or negatively — depending on whether such investments are in or out of favor.

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Portfolio Management Risk The value of your investment may decrease if the Adviser’s or subadviser’s judgment about the attractiveness or value of, or market trends affecting a particular security, industry, sector or region, or about market movements, is incorrect or does not produce the desired results. In addition, the Fund’s investment strategies or policies may change from time to time. Those changes may not lead to the results intended by the Adviser or subadviser and could have an adverse effect on the value or performance of the Fund.

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Information Risk. There is a risk that information used by the adviser to evaluate the environmental and social performance of issuers, industries, markets, sectors, and regions may not be readily available, complete, or accurate, which could negatively impact the adviser’s ability to evaluate environmental and social factors, which may negatively impact Fund performance. This may also lead the Fund to avoid investment in certain issuers, industries, markets, sectors, or regions.

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Market Risk. The market values of securities or other assets will fluctuate, sometimes sharply and unpredictably, due to changes in general market conditions, overall economic trends or events, governmental actions or intervention, market disruptions caused by trade disputes or other factors, political developments, recessions, the spread of infectious illness or other public health issues, investor sentiment and other factors that may or may not be related to the issuer of the security or other asset. If the market values of the securities or other assets held by the Fund fall, including a complete loss on any individual security, the value of your investment will go down. Economies and financial markets throughout the world are increasingly interconnected. Economic, financial or political events, trading or tariff arrangements, terrorism, natural disasters, global pandemics and other circumstances in one country or region could have profound impacts on global economies or markets. As a result, whether or not the Fund invests in securities of issuers located in or with significant exposure to the countries directly affected, the value and liquidity of the Fund’s investments may be negatively affected.

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Recent events. The illness COVID-19 caused by a novel coronavirus has resulted in a global pandemic and major disruption to economies and markets around the world, including the United States. Global financial markets have experienced extreme volatility and severe losses, and trading in many instruments has been disrupted. Liquidity for many instruments has been greatly reduced for periods of time. Some interest rates are very low and in some cases yields are negative. Some sectors of the economy and individual issuers have experienced particularly large losses. These circumstances may continue for an extended period of time and may adversely affect the value and/or liquidity of the Fund’s investments. In addition, the impact of infectious illnesses in emerging market countries may be greater due to generally less established healthcare systems. Public health crises caused by the COVID-19 outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The ultimate economic fallout from the pandemic, and the long-term impact on economies, markets, industries and individual issuers, are not known. Governments and central banks, including the Federal Reserve in the U.S., have taken extraordinary and unprecedented actions to support national economies and the financial markets. These actions have resulted in significant expansion of public debt, including in the U.S. The impact of these measures, and whether they will be effective to mitigate the economic and market disruption, may not be known for some time. The consequences of high public debt, including its future impact on the economy and securities markets, likewise may not be known for some time.

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Mid- to Large-Cap Companies Risk. The market prices of companies at different capitalization levels may go up or down due to general market conditions and cycles. The value of your investment will be affected by the Fund’s exposure to mid- and large-cap companies.

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Small-Cap Companies Risk. Compared to large companies, small-size companies, and the market for their equity securities, may be more sensitive to changes in earnings results and investor expectations, have more limited product lines, capital resources and depth of management, experience sharper swings in market values, have limited liquidity, be harder to value or to sell at the times and prices the adviser thinks appropriate, and offer greater potential for gain and loss.

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Market Sector Risk. The Fund may hold a large percentage of securities in a single market sector. To the extent the Fund holds a large percentage of securities in a single sector, its performance will be tied closely to and affected by the performance of that sector, and the Fund will be subject to a greater degree to any market price movements, regulatory or technological change, economic conditions or other developments or risks affecting such market sector than a Fund without the same focus.

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Financial Sector Risk. Issuers in the financial sector, such as banks, insurance companies and broker-dealers, may be sensitive to changes in interest rates and general economic activity and are generally subject to extensive government regulation.

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Industrial Sector Risk. Securities in the industrials sector, such as companies engaged in the production, distribution or service of products or equipment for manufacturing, agriculture, forestry, mining and construction, can be significantly affected by general economic trends, including such factors as employment and economic growth, interest rate changes, changes in consumer spending, legislative and governmental regulation and spending, import controls, commodity prices, and worldwide competition.

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Consumer Discretionary Risk. Securities in the consumer discretionary sector, such as consumer durables, hotels, restaurants, media, retailing and automobiles, may be significantly affected by the performance of the overall economy, interest rates, competition, consumer confidence and spending, and changes in demographics and consumer tastes.

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Health Care Sector Risk. Securities in the health care sector, such as health care supplies, health care services, biotechnology and pharmaceuticals, may be significantly affected by government regulation and reimbursement rates, approval of products by government agencies, and patent expirations and litigation.

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Redemption Risk. The Fund may experience heavy redemptions that could cause it to liquidate its assets at inopportune times or at a loss or depressed value, which could cause the value of your investment to decline.

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Cybersecurity Risk. Cybersecurity failures by or breaches of the Fund’s adviser, transfer agent, distributor, custodian, fund accounting agent or other service providers may disrupt Fund operations, interfere with the Fund’s ability to calculate its NAV, prevent Fund shareholders from purchasing, redeeming or exchanging shares or receiving distributions, cause loss of or unauthorized access to private shareholder information, and result in financial losses, regulatory fines, penalties, reputational damage, or additional compliance costs.

These and other risks are discussed in more detail later in this prospectus or in the SAI. Please note that there are many other factors that could adversely affect your investment and that could prevent the Fund from achieving its goals.

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MORE ON THE FUND’S INVESTMENT OBJECTIVE AND STRATEGIES

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Investment Strategies

The Fund may invest in equity securities issued by companies of any market capitalization located throughout the world. For purposes of the Fund’s investment policies, equity securities include common stocks, warrants, rights, and preferred shares. Under normal circumstances, the Fund primarily invests in mid-and large-capitalization companies located outside of the U.S. and Canada and its investments will be tied economically to at least 10 different countries, other than the U.S. Domini defines mid- and large-cap companies to be those with a market capitalization at the time of purchase between $3 and $10 billion, or greater than $10 billion, respectively.

The Fund will primarily invest in securities of issuers tied economically to developed market companies throughout the world, other than the U.S. and Canada. Not more than 15% of the Fund’s net assets will be invested in securities of issuers tied economically to the U.S., Canada, and emerging markets. A security will be deemed to be tied economically to a particular country if: (1) the issuer is organized under the laws of, or has a principal place of business in that country; or (2) the principal listing of the issuer’s securities is in a market that is in that country; or (3) the issuer derives at least 50% of its total revenues or profits from goods that are produced or sold, investments made, or services performed in that country; or (4) the issuer has at least 50% of its assets located in that country.

Domini Impact Investments LLC (the “Adviser”), the Fund’s adviser, seeks to identify investment opportunities for the Fund that create positive environmental and social outcomes for people and the planet while seeking competitive financial returns (“Impact Investing”). Investment selections are made by the Adviser based on the evaluation of environmental and social factors. See “Investment Process” below.

In addition, the Fund will invest in securities of companies that demonstrate a commitment to sustainability solutions. The Adviser will consider a company to demonstrate a commitment to sustainability solutions if, based on the Adviser’s fundamental analysis, the company provides, invests in or creates products or services that help:

•	Accelerate the transition to a low-carbon future including through renewable energy, distributed generation, off-grid solutions, energy storage, electric vehicles, or energy-efficient technologies.

•	Contribute to the development of sustainable communities including through safe and affordable housing, eco-friendly design, low-carbon transportation systems, or climate-resilient infrastructure.

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Ensure access to clean water including through the development or maintenance of water infrastructure, affordable water services, or solutions for water treatment, harvesting, conservation, flow-control, plumbing, or heating.

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Support more sustainable food systems including through the improvement of, or access to, healthy, natural, organic, or plant-based food, the reduction of food waste, promotion of resource-efficient agriculture, or support for small-scale farming.

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Promote societal health and well-being including through the improvement of, or access to, healthcare products or services, preventative healthcare solutions, innovative diagnostics or medicines, mobile medical technologies, or health education services.

•	Broaden financial inclusion including through improvement of, or access to, capital, banking, insurance, investment, or other financial products or services.

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Bridge the digital divide and/or expand access to economic opportunity including through improvement of, or access to, information or communication technologies, education, training, or software/services.

The Fund may have significant exposure to securities of companies tied economically to Japan, the United Kingdom, and France, as well as, the financial, industrial, consumer discretionary, and health care sectors. The Fund may have significant exposure to any region, country, or sector at any time.

The Fund’s investment strategies and policies may be changed from time to time without shareholder approval, unless specifically stated otherwise in this Prospectus or in the SAI.

Investment Process

Domini

The Adviser seeks to identify investment opportunities for the Fund that create positive social and environmental outcomes for people and the planet while seeking competitive financial returns (“Impact Investing”). Investment selections are made by the Adviser based on the evaluation of environmental and social factors (as discussed below). The Adviser’s fundamental analysis generally include studying the company, its industry, products and services, and competitors, and with respect to companies that demonstrate a commitment to sustainability solutions as described above, financial criteria, and quality of a company’s management practices.

The Adviser uses the following framework to determine the eligibility of a company for investment by the Fund:

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Business Alignment. The Adviser seeks to determine the degree to which a company’s core business model is aligned with the fundamental goals of universal human dignity and ecological sustainability. The Adviser seeks investments aligned with the universal values of fairness, equality, justice, respect for human rights, and/or long-term environmental sustainability, including climate change mitigation and adaptation. Certain businesses, like manufacturing vaccines or distributing renewable energy are fundamentally aligned with the Adviser’s fundamental goals.

The Adviser will seek to avoid investment in companies that it determines to be sufficiently involved with certain goods and services, as determined by the Adviser, based on factors such as percentage of revenue, magnitude of involvement, or ownership. These goods and services include, but may not be limited to, weapons and firearms, nuclear power, the operation of for-profit prisons and immigration detention centers, alcohol, tobacco, and gambling. The Adviser also excludes companies in the energy sector substantially involved in coal or uranium mining and oil and natural gas exploration and production, storage, transportation, refining, and related services. In addition, the Adviser excludes electric utility companies that have either announced plans for new construction after the Paris Agreement was adopted in 2015 or that have over 50% installed capacity from coal-fired generation. Major producers of synthetic pesticides and agricultural chemicals are also typically excluded.

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Stakeholder Relations. The Adviser may also assess the company’s relations with key stakeholders, such as the company’s customers, employees, suppliers, ecosystems, local, national and global communities, and investors. In its evaluation, the Adviser seeks to identify companies that, among other factors:

•	Enrich the ecosystems on which they depend;

•	Contribute to the global community of humankind;

•	Contribute to their local and national communities;

•	Produce high-quality, safe, and useful products and services;

•	Invest in the wellbeing and development of their employees;

•	Strengthen the capabilities of their suppliers; and

•	Are transparent with their investors.

The Adviser may limit the Fund’s investment in certain geographic areas due to prevailing conditions that the Adviser believes affect the environmental and social performance of companies in those regions. In addition, the Adviser also excludes U.S. Treasuries, the general obligation securities issued by the U.S. government. While the Adviser recognizes that these securities support many public goods essential for our society, it has adopted this policy to reflect serious concerns about the risks posed by our country’s nuclear weapons arsenal.

The Adviser may determine that a company is eligible for investment by the Fund even when the company’s profile reflects a mixture of positive and negative environmental and social characteristics. The Adviser recognizes that relationships with key stakeholders are complicated and that even the best of companies often run into problems day to day. The Adviser’s approach recognizes that a company with a mixed record may still be effectively grappling with the important issues in its industry and may determine that a company with a combination of controversies and strengths and weaknesses is eligible for investment. The Adviser may approve an investment when it determines that, on balance, progress is being made toward long-term benefits. The Adviser will evaluate companies on a case-by-case basis, looking for signs of improvement, positive trends and the company’s overall environmental and social performance.

The Adviser will notify SSGA Funds Management, Inc. (the “Subadviser”), the Fund’s subadviser, to sell a security if the Adviser determines that the company is no longer eligible for investment based on the Adviser’s ongoing assessment of the company’s business alignment and stakeholder relations, and/or no longer demonstrates a commitment to sustainability solutions, as applicable. There may be a delay in removing a security from the Fund’s portfolio after such a determination. The determination to remove a security from the Fund’s portfolio and the timing of implementation of such a determination may result in the Fund having to sell a security when it might be disadvantageous to do so.

The Adviser’s evaluation of environmental and social factors is subjective and may evolve over time.

Engagement. When appropriate, as determined by the Adviser, the Adviser may engage in dialogue with the management of companies urging them to address the environmental and social impacts of their operations. The Adviser may seek to raise issues of environmental and social performance with the management of certain companies through proxy voting, dialogue with management, and by filing shareholder proposals on behalf of the Fund, where appropriate. Such efforts might not produce the desired outcomes. In foreign regions including European and Asia-Pacific countries, various barriers, including regulatory systems, geography, and language, may impair the Adviser’s ability to use its influence effectively. In particular, due to onerous regulatory barriers, the Adviser does not generally expect to file shareholder proposals outside the United States.

Subadviser

SSGA Funds Management, Inc. (the “Subadviser”), the Fund’s subadviser, invests in securities the Adviser has selected and notified the Subadviser are to be included in the Fund’s portfolio. The Subadviser will purchase or sell securities at a time determined appropriate by the Subadviser and in accordance with, but not necessarily in the identical amounts as provided with the Adviser’s investment selections, or as necessary to manage the amount of the Fund’s assets to be held in short term investments.

OTHER FUND INVESTMENT STRATEGIES

In addition to the principal investment strategies discussed above, the Fund may also invest or engage in the following investments/strategies:

Use of Depositary Receipts

Securities of foreign issuers may be purchased directly or through depositary receipts, including American Depositary Receipts (ADRs), European Depositary Receipts (EDRs), and Global Depositary Receipts (GDRs), or other securities representing underlying shares of foreign companies. Generally, ADRs, in registered form, are designed for use in U.S. securities markets, and EDRs and GDRs, in bearer form, are designed for use in European and global securities markets. ADRs are receipts typically issued by a U.S. bank or trust company evidencing ownership of the underlying securities. EDRs and GDRs are European and global receipts, respectively, evidencing a similar arrangement. The use of all such instruments is subject to Domini’s evaluation of environmental and social factors (see “Investment Process” above).

Use of Options, Futures, and Other Derivatives

Although it is not a principal investment strategy, the Fund may purchase and sell futures, options, swap agreements, currency forwards, and/or utilize other derivative contracts and securities with respect to stocks, bonds, groups of securities (such as financial indexes), foreign currencies, interest rates, or inflation indexes. The Fund may also utilize derivative instruments, such as equity-linked securities, to gain exposure to certain emerging-markets, but not as a principal investment strategy. These techniques, which are incidental to the Fund’s primary strategy, permit the Fund to gain exposure to a particular security, group of securities, currency, interest rate, or index, and thereby have the potential for the Fund to earn returns that are similar to those that would be earned by direct investments in those securities or instruments. The Fund may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable laws and regulations. The use of all such instruments is subject to Domini’s evaluation of environmental and social factors (see “Investment Process” above).

These techniques are also used to hedge against adverse changes in the market prices of securities, interest rates, or currency exchange rates. Hedging techniques may not always be available to the Fund, and it may not always be feasible for the Fund to use hedging techniques even when they are available.

Derivatives are instruments whose value depends on, or is derived from, the value of an underlying asset, reference rate or index. Derivatives may be riskier than other types of investments because they may be more sensitive to changes in economic or market conditions than other types of investments and could result in losses that significantly exceed the Fund’s original investment. If the issuer of the derivative instrument does not pay the amount due, the Fund could lose money on the instrument. In addition, the underlying security or investment on which the derivative is based, or the derivative itself, may not perform the way the Fund’s subadviser expected. Certain derivatives may be less liquid, which may reduce the returns of the Fund if it cannot sell or terminate the derivative at an advantageous time or price. The Fund also may have to sell assets at inopportune times to satisfy its obligations. The Fund may be unable to terminate or sell its derivative positions, in fact, many over-the-counter derivative instruments will not have liquidity beyond the counterparty to the instrument. Some derivatives may involve the risk of improper valuation.

Successful use of derivative instruments by the Fund depends on the portfolio manager’s judgment with respect to a number of factors and the Fund’s performance could be worse and/or more volatile than if it had not used these instruments. In addition, the fluctuations in the value of derivatives may not correlate perfectly with the value of any portfolio assets being hedged, the performance of the asset class to which the Fund seeks exposure, or the overall securities markets. As a result, the use of these techniques may result in losses to the Fund or increase volatility in the Fund’s performance. Some derivatives are sophisticated instruments that typically involve a small investment of cash relative to the magnitude of risks assumed. Some derivatives have the potential for unlimited loss, regardless of the size of the Fund’s initial investment. Derivatives may have a leveraging effect on the Fund’s portfolio. Leverage generally magnifies the effect of a change in the value of an asset and creates a risk of loss of value in a larger pool of assets than the Fund would otherwise have had. Derivative securities are subject to market risk, which could be significant for those that have a leveraging effect. Use of derivatives or similar instruments may have different tax consequences for the Fund than an investment in the underlying security, and those differences may affect the amount, timing and character of income distributed to shareholders, including the proportion of income consisting of exempt-interest dividends.

When the Fund enters into derivative transactions, it may be required to segregate assets, or enter into offsetting positions, in accordance with applicable regulations. Such segregation will not limit the Fund’s exposure to loss, however, and the Fund will have investment risk with respect to both the derivative itself and the assets that have been segregated to cover the Fund’s derivative exposure. If the segregated assets represent a large portion of the Fund’s portfolio, this may impede portfolio management or the Fund’s ability to meet redemption requests or other current obligations.

The Fund’s use of derivatives may also increase the amount of taxes payable by shareholders. Suitable derivatives may not be available in all circumstances or at reasonable prices. Risks associated with the use of derivatives are magnified to the extent that a large portion of the Fund’s assets are committed to derivatives in general or are invested in just one or a few types of derivatives.

The U.S. government and foreign governments are in the process of adopting and implementing regulations governing derivative markets, including mandatory clearing of certain derivatives, margin and reporting requirements. The ultimate impact of the regulations remains unclear. Additional regulation of derivatives may make derivatives more costly, may limit their availability or utility or otherwise adversely affect their performance, or may disrupt markets. The Fund may be exposed to additional risks as a result of the additional regulations. The extent and impact of the regulations are not yet fully known and may not be for some time.

For derivatives that are required to be traded through a clearinghouse or exchange, the Fund also will be exposed to the credit risk of the clearinghouse and the broker that submits trades for the Fund. It is possible that certain derivatives that are required to be cleared, such as certain swap contracts, will not be accepted for clearing. The Fund will be required to maintain its positions with a clearing organization through one or more clearing brokers. The clearing organization will require the Fund to post margin and the broker may require the Fund to post additional margin to secure the Fund’s obligations. The amount of margin required may change from time to time. In addition, cleared transactions may be more expensive to maintain than over-the-counter transactions and may require the Fund to deposit larger amounts of margin. The Fund may not be able to recover margin amounts if the broker has financial difficulties. Also, the broker may require the Fund to terminate a derivatives position under certain circumstances. This may cause the Fund to lose money.

The Adviser has claimed an exclusion from registration as a commodity pool operator. CFTC rules therefore limit the ability of the Fund to use futures, options on futures, or engage in swap transactions. The use of certain derivatives in some circumstances will require that the Fund segregate cash or other liquid assets to the extent the Fund’s obligations are not otherwise “covered” through ownership of the underlying security, financial instrument, or currency.

Cash Reserves

Although the Fund seeks to be fully invested at all times, it keeps a percentage of its assets in cash or cash equivalents. These reserves provide the Fund with flexibility to meet redemptions and expenses, and to readjust its portfolio holdings. The Fund may hold these cash reserves uninvested or may invest them in high-quality, short-term debt securities issued by agencies or instrumentalities of the U.S. government, bankers’ acceptances, commercial paper, certificates of deposit, bank deposits, or repurchase agreements. Some of the investments may be with community development banks and financial institutions and may not be insured by the FDIC. All such securities are subject to Domini’s evaluation of environmental and social factors (see “Investment Process” above).

Temporary Investments

The Fund may temporarily use a different investment strategy for defensive purposes in response to adverse market conditions, economic factors, or other occurrences, and may invest part or all of its assets in securities with remaining maturities of less than one year or cash equivalents or may hold cash. This may adversely affect the Fund’s performance. During such periods, it may be more difficult for the Fund to achieve its investment objective. You should note, however, that the Fund has not used a different investment strategy for defensive purposes in the past since the Fund has not commenced operations as of the date of this Prospectus, and may decide not to do so in the future — even in the event of deteriorating market conditions.

Additional Information

The Fund is not required to use every investment technique or strategy listed in this prospectus or in the Statement of Additional Information. For additional information about the Fund’s investment strategies and risks, the Fund’s Statement of Additional Information is available, free of charge, from Domini, or online at www.domini.com/funddocuments.

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MORE ON THE RISKS OF INVESTING IN THE FUND

The value of your investment in the Fund changes with the values of its investments. Many factors can positively or negatively affect those values. The factors that are most likely to have a material negative effect on your investment are called “Principal Risks.” The Principal Risks of investing in the Fund are identified in the “Fund at a Glance” section and are described in more detail below.

Foreign Investing Risk. The investment of the Fund in securities of issuers tied economically to a foreign country or foreign regions may represent a greater degree of risk than investment in U.S. securities due to political, social, and economic developments, such as nationalization or expropriation of assets, confiscatory taxation, natural disasters, terrorism, and political or financial instability. Additionally, there is risk resulting from the differences between the regulations to which U.S. and foreign issuers and markets are subject, such as accounting, auditing, and financial reporting standards and practices, and the degree of government oversight and supervision, as well as the information that may be publicly available regarding foreign issuers. These factors can make foreign investments more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market. A governmental entity may delay, or refuse or be unable to pay, interest or principal on its sovereign debt due to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity’s debt position in relation to the economy or the failure to put in place economic reforms. Foreign investing risk also involves the risk of negative foreign currency rate fluctuations, which may cause the value of securities denominated in such foreign currency (or other instruments through which the Fund has exposure to foreign currencies) to decline in value. Currency exchange rates may fluctuate significantly over short periods of time. These risks may be more pronounced in connection with the Fund’s investments in securities of issuers located in emerging countries. Some markets in which the Fund may invest are located in parts of the world that have historically been prone to natural disasters that could result in a significant adverse impact on the economies of those countries and investments made in those countries. China and other developing market Asia-Pacific countries may be subject to considerable degrees of economic, political and social instability. A number of countries in the European Union (EU) have experienced, and may continue to experience, severe economic and financial difficulties. The exit of one or more member states from the European Union, such as the United Kingdom (UK) which has withdrawn from the EU (commonly known as “Brexit”), and/or if one or more countries abandon the use of the euro as a currency, would place the country’s currency and banking system in jeopardy, and impact arrangements for trading and on other existing cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise). The exit by the UK or other member states will likely result in increased volatility, illiquidity and potentially lower economic growth in the affected markets, which will adversely affect the Funds’ investments.

Geographic Focus Risk. To the extent the Fund invests from time to time a significant portion of its assets in issuers organized or located in a particular country or geographic region, market changes or other factors affecting each region, including political instability and unpredictable economic conditions, could have a significant impact on the Fund due to its geographic focus.

Country Risk. Although the Fund expects to diversify its investments primarily among issuers with exposure to various countries throughout the world including in the European and/or Asia-Pacific regions, or outside Canada and the U.S., respectively, a large percentage of the Fund’s portfolio may have exposure to a single country, including but not limited to Japan, France and the United Kingdom (the “U.K.”). If the Fund holds a large number of securities of issuers with exposure to a particular country, it bears the risk that economic, political, and social conditions in that country will have a significant impact on Fund performance.

The Japanese economy is highly dependent upon international trade, particularly with the United States and other Asian countries. In addition, the Japanese economy has been adversely affected by certain structural issues, including an aging population, an unstable financial sector, substantial government deficits, and natural and environmental disasters.

The U.K. has one of the largest economies in Europe, and the U.S. and other European countries are substantial trading partners of the U.K. As a result, the U.K.’s economy may be impacted by changes to the economic condition of the U.S. and other European countries. The U.K.’s economy will also be significantly affected by the U.K.’s exit from the European Union.

The French economy, including demand for French exports, may be adversely affected by the U.K.’s exit from the European Union. The French economy also is susceptible to fluctuations in demand for agricultural products. France has experienced several terrorist attacks in the past several years.

Impact Investing Risk. Domini’s evaluation of environmental and social factors in its investment selections and the timing of the subadviser’s implementation of Domini’s investment selections will affect the Fund’s exposure to certain issuers, industries, sectors, regions, and countries and may impact the relative financial performance of the Fund — positively or negatively — depending on whether such investments are in or out of favor.

Portfolio Management Risk The value of your investment may decrease if the Adviser’s or subadviser’s judgment about the attractiveness or value of, or market trends affecting a particular security, industry, sector or region, or about market movements, is incorrect or does not produce the desired results. In addition, the Fund’s investment strategies or policies may change from time to time. Those changes may not lead to the results intended by the Adviser or subadviser and could have an adverse effect on the Fund’s value or performance.

Information Risk. Domini generally relies on information that is provided by third parties or is self-reported by issuers to evaluate issuers and/or certain industries, markets, sectors or regions with respect to environmental and social factors. Therefore, there is a risk in certain circumstances that sufficient information may not be readily available, complete, or accurate, or may be biased. This may affect the way Domini evaluates environmental and social factors in a particular situation, which may negatively impact Fund performance. In certain circumstances, this may also lead Domini to avoid certain issuers, markets, industries, sectors, or regions.

Market Risk. The market values of securities or other assets will fluctuate, sometimes sharply and unpredictably, due to changes in general market conditions, overall economic trends or events, governmental actions or intervention, market disruptions caused by trade disputes or other factors, political developments, recessions, the spread of infectious illness or other public health issues, investor sentiment and other factors that may or may not be related to the issuer of the security or other asset. If the market values of the securities or other assets held by the Fund fall, including a complete loss on any individual security, the value of your investment will go down. Economies and financial markets throughout the world are increasingly interconnected. Economic, financial or political events, trading or tariff arrangements, terrorism, natural disasters, global pandemics and other circumstances in one country or region could have profound impacts on global economies or markets. As a result, whether or not the Fund invests in securities of issuers located in or with significant exposure to the countries directly affected, the value and liquidity of the Fund’s investments may be negatively affected.

Recent Events. The illness COVID-19 caused by a novel coronavirus has resulted in a global pandemic and major disruption to economies and markets around the world, including the United States. Global financial markets have experienced extreme volatility and severe losses, and trading in many instruments has been disrupted. Liquidity for many instruments has been greatly reduced for periods of time. Some interest rates are very low and in some cases yields are negative. Some sectors of the economy and individual issuers have experienced particularly large losses. These circumstances may continue for an extended period of time and may adversely affect the value and liquidity of the Fund’s investments. In addition, the impact of infectious illnesses in emerging market countries may be greater due to generally less established healthcare systems. Public health crises caused by the COVID-19 outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The ultimate economic fallout from the pandemic, and the long-term impact on economies, markets, industries and individual issuers, are not known. Governments and central banks, including the Federal Reserve in the U.S., have taken extraordinary and unprecedented actions to support local and global economies and the financial markets. These actions have resulted in significant expansion of public debt, including in the U.S. The impact of these measures, and whether they will be effective to mitigate the economic and market disruption, will not be known for some time. The consequence of high public debt, including its future impact on the economy and securities markets, likewise may not be known for some time.

Mid- to Large-Cap Companies Risk. Under normal circumstances, the Fund will invest primarily in mid- to large-cap companies. Mid-cap and large-cap stocks tend to go through cycles when they do better, or worse, than other asset classes or the stock market overall. The performance of each shareholder’s investment will be affected by these market trends. The Fund reserves the right to invest in companies of any capitalization, including small-cap companies that are more likely to have more limited product lines, fewer capital resources, and less depth of management than larger companies.

Small-Cap Companies Risk. The Fund reserves the right to invest in small-cap companies. Compared to large companies, small-size companies, and the market for their equity securities, may be more sensitive to changes in earnings results and investor expectations, have more limited product lines, capital resources and depth of management, experience sharper swings in market values, have limited liquidity, be harder to value or to sell at the times and prices the adviser thinks appropriate, and offer greater potential for gain and loss. Therefore, securities of small-cap companies may be subject to wider and more erratic price fluctuations which may negatively impact the value of your investment in the Fund.

Market Sector Risk. The Fund may hold a large percentage of securities in a single market sector. To the extent the Fund holds a large percentage of securities in a single sector, its performance will be tied closely to and affected by the performance of that sector and the Fund will be subject to a greater degree to any market price movements, regulatory or technological change, economic conditions or other developments affecting the issuers or companies in such market sectors.

Financial Sector Risk. The investment by the Fund of a large percentage of its holdings in securities of issuers in the financial sector will subject the Fund to a greater degree to any market price movements, regulatory or technological change, economic conditions or other developments affecting the issuers or companies in the financial sector. Issuers in the financial sector, such as banks, insurance companies and broker-dealers, may be sensitive to changes in interest rates and general economic activity and are generally subject to extensive government regulation.

Industrial Sector Risk. The investment by the Fund of a large percentage of its holdings in securities of issuers in the industrials sector, such as companies engaged in the production, distribution or service of products or equipment for manufacturing, agriculture, forestry, mining and construction, can be significantly affected by general economic trends, including such factors as employment and economic growth, interest rate changes, changes in consumer spending, legislative and governmental regulation and spending, import controls, commodity prices, and worldwide competition.

Consumer Discretionary Sector Risk. The investment by the Fund of a large percentage of its holdings in securities of issuers in the consumer discretionary sector will subject the Fund to a greater degree to any market price movements, regulatory or technological change, economic conditions or other developments affecting the issuers or companies in the consumer discretionary sector. Securities in the consumer discretionary sector, such as consumer durables, hotels, restaurants, media, retailing and automobiles, may be significantly affected by the performance of the overall economy, interest rates, competition, consumer confidence and spending, and changes in demographics and consumer tastes.

Health Care Sector Risk. The investment by the Fund of a large percentage of its holdings in securities of issuers in the health care sector will subject the Fund to a greater degree to any market price movements, regulatory or technological change, economic conditions or other developments affecting the issuers or companies in the health care sector. Securities in the health care sector, such as health care supplies, health care services, biotechnology and pharmaceuticals, may be significantly affected by government regulation and reimbursement rates, approval of products by government agencies, and patent expirations and litigation.

Redemption Risk. The Fund may experience periods of heavy redemptions that could cause the Fund to liquidate its assets at inopportune times or at a loss or depressed value, particularly during periods of declining or illiquid markets. Redemption risk is greater to the extent that the Fund has investors with large shareholdings, short investment horizons, or unpredictable cash flow needs. In addition, redemption risk is heightened during periods of overall market turmoil. The redemption by one or more large shareholders of their holdings in the Fund could hurt performance and/or cause the remaining shareholders in the Fund to lose money. Further, if one decision maker has control of fund shares owned by separate Fund shareholders, including clients or affiliates of the Fund’s adviser, redemptions by these shareholders may further increase the Fund’s redemption risk. If the Fund is forced to liquidate its assets under unfavorable conditions or at inopportune times, the Fund’s share price could decline.

Cybersecurity Risk. Cybersecurity failures by or breaches of the Fund’s adviser, transfer agent, distributor, custodian, fund accounting agent or other service providers may disrupt Fund operations, interfere with the Fund’s ability to calculate its NAV, prevent Fund shareholders from purchasing, redeeming or exchanging shares or receiving distributions, cause loss of or unauthorized access to private shareholder information, and result in financial losses, regulatory fines, penalties, reputational damage, or additional compliance costs. Substantial costs may be incurred in order to prevent any cyber incidents in the future. The Fund and its shareholders could be negatively impacted as a result.

Information regarding additional risks of investing in the Fund is set forth below. The Fund may be subject to additional risks other than those described in the Prospectus because the types of investments made by the Fund can change over time. Additional investment policies and risks of the Fund are set forth in the Statement of Additional Information, which is available upon request.

Emerging Markets Risk. The Fund may hold companies that are tied economically to emerging-market countries including those in Central and Eastern Europe and/or in the Asia-Pacific region. The securities markets in these and other emerging countries are less liquid, are subject to greater price volatility, have smaller market capitalizations, may have less government regulation, and are not subject to as extensive and frequent accounting, financial, and other reporting requirements as the securities markets of more-developed countries. Further, investment in equity securities of issuers located in emerging countries involves risk of loss resulting from problems in share registration and custody, and substantial economic and political disruptions. These risks are not normally associated with investments in more-developed countries.

Currency Risk. Fluctuations between the U.S. dollar and foreign currency exchange rates could negatively affect the value of the Fund’s investments. This fluctuation can affect both the value of the currencies in which Fund investments are traded or an active investment position. The Fund will benefit when foreign currencies strengthen against the dollar and will be hurt when foreign currencies weaken against the dollar. Currency exchange rates can be volatile and are affected by factors such as general economic conditions, the actions of U.S. and foreign governments or central banks, the imposition of currency controls or restrictions, and speculation.

Valuation Risk. Many factors may influence the price at which the Fund could sell any particular portfolio investment. The sales price the Fund could receive for any particular portfolio investment may well differ from the Fund’s valuation of the investment, and such differences could be significant, particularly for securities that trade in relatively thin markets and/or markets that experience volatility. These differences may increase significantly and affect Fund investments more broadly during periods of market volatility. If markets make it difficult to value some investments, the Fund may value these investments using more subjective methods, such as fair valuation methodologies. Investors who purchase or redeem Fund shares on days when the Fund is holding fair-valued securities may receive fewer or more shares or lower or higher redemption proceeds than they would have received if the Fund had not fair-valued the securities or had used a different valuation methodology. The value of foreign securities, certain fixed-income securities and currencies, as applicable, may be materially affected by events after the close of the market on which they are valued, but before the Fund determines its net asset value. The Fund’s ability to value its investments may be impacted by technological issues and/or errors by pricing services or other third-party service providers.

Liquidity Risk. Liquidity risk exists when particular investments are or become difficult to purchase or sell. When the Fund holds these types of investments, the Fund’s portfolio may be more difficult to value, especially during periods of market turmoil. Markets may become illiquid when there are few, if any, interested buyers or sellers or when dealers are unwilling or unable to make a market for certain securities. As a general matter, dealers recently have been less willing to make markets for fixed income securities. During times of market turmoil, there have been, and may be, no buyers for securities in entire asset classes, including U.S. Treasury securities. When the Fund holds illiquid investments, the Fund’s portfolio may be harder to value, especially in changing markets. Investments by the Fund in derivatives, below investment grade securities, foreign securities, and corporate loans tend to involve greater liquidity risk. If the Fund is forced to sell or unwind these investments to meet redemptions or for other cash needs, the Fund may suffer a substantial loss, or may not be able to sell at all. Additionally, the market for certain investments may become illiquid under adverse market or economic conditions independent of any specific adverse changes in the conditions of a particular issuer. In such cases, the Fund, due to limitations on investments in illiquid securities and the difficulty in purchasing and selling such securities, may be unable to achieve its desired level of exposure to certain sectors. Further, certain securities, once sold, may not settle for an extended period. The Fund will not receive its sales proceeds until that time, which may constrain the Fund’s ability to meet its obligations (including obligations to redeeming shareholders).

Appendix B

Principal investment strategies: The Fund may invest in equity securities issued by companies of any market capitalization located throughout the world. For purposes of the Fund’s investment policies, equity securities include common stocks, warrants, rights, and preferred shares. Under normal circumstances, the Fund primarily invests in mid-and large-capitalization companies located outside of the U.S. and Canada and its investments will be tied economically to at least 10 different countries, other than the U.S.

~~Investment selections are made by~~ Domini Impact Investments LLC (the “Adviser”), the Fund’s adviser, seeks to identify investment opportunities for the Fund that create positive environmental and social outcomes for people and the planet while seeking competitive financial returns (“Impact Investing”). Investment selections are made by the Adviser based on ~~research and fundamental analysis~~the evaluation of environmental and social ~~criteria.~~ factors including the core business in which a company engages and/or how a company treats its key stakeholders, such as its customers, employees, suppliers, ecosystems, local, national and global communities, and investors.

In addition, the Fund will invest in companies that demonstrate a commitment to sustainability solutions ~~and are evaluated using~~. The Adviser will consider a company to demonstrate a commitment to sustainability solutions if, based on the Adviser’s fundamental analysis, the company provides, invests in or creates products or services that help: accelerate the transition to a low-carbon future, contribute to the development of sustainable communities, ensure access to clean water, support more sustainable food systems, promote societal health and well-being, broaden financial ~~criteria. Not more than 15% of~~inclusion, or bridge the ~~Fund’s net assets~~digital divide and/or expand access to economic opportunity.

The Fund will ~~be invested~~primarily invest in ~~the~~ securities of issuers tied economically to developed market companies throughout the world, other than the U.S~~.,~~. and Canada~~, and emerging markets countries.~~. The Fund may have significant exposure to securities of ~~issuers~~companies tied economically to Japan, the United Kingdom, and France. The Fund also may have significant exposure to securities of ~~issuers~~companies in the financial, industrial, consumer discretionary, and health care sectors. The Fund may have significant exposure to any region, country or sector at any time.

SSGA Funds Management, Inc., (the “Subadviser”), the Fund’s subadviser, will purchase or sell securities to implement the Adviser’s investment selections at a time determined appropriate by the Subadviser and in accordance with, but not necessarily in the identical amounts as provided with the Adviser’s investment selections.

Principal risks: Risk is inherent in all investing. The value of your investment in the Fund, as well as the amount of return you receive on your investment, may fluctuate significantly in the short and long term. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. You may lose all or part of your investment in the Fund or your investment may not perform as well as other similar investments. There is no guarantee that the Fund’s investment objective will be achieved. The following is a summary description of certain risks of investing in the Fund. Each risk summarized below is a principal risk of investing in the Fund and different risks may be more significant at different times depending on market conditions or other factors.

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Foreign Investing Risk. Investments in foreign regions or in securities of issuers with significant exposure to foreign markets may be more volatile and less liquid than U.S. investments due to adverse political, social, and economic developments, such as nationalization or expropriation of assets, imposition of currency controls or restrictions, confiscatory taxation, terrorism and political or financial instability; regulatory differences such as accounting, auditing, and financial reporting standards and practices; natural disasters; and the degree of government oversight and supervision. Less information may be publicly available regarding foreign issuers. Foreign investing risk also involves the risk of negative foreign currency rate fluctuations, which may cause the value of securities denominated in such foreign currency (or other instruments through which the Fund has exposure to foreign currencies) to decline in value. Currency exchange rates may fluctuate significantly over short periods of time. These risks may be more pronounced in connection with the Fund’s investments in securities of issuers located in emerging countries.

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Geographic Focus Risk. To the extent that the Fund invests from time to time a significant portion of its assets in issuers organized or located in a particular country or geographic region, the Fund may be particularly affected by adverse securities markets, exchange rates and social, political, regulatory or economic events which may occur in those countries or regions.

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Country Risk. The Fund expects to diversify its investments among issuers with significant exposure to various countries throughout the world but, a large percentage of the Fund’s portfolio may have exposure to a single country, including but not limited to Japan, France and the United Kingdom (the “U.K.” ). Significant exposure to a single country would increase the risk that economic, political, and social conditions in that country will have a significant impact on Fund performance.

The Japanese economy is highly dependent upon international trade, particularly with the United States and other Asian countries. In addition, the Japanese economy has been adversely affected by certain structural issues, including an aging population, an unstable financial sector, substantial government deficits, and natural and environmental disasters.

The U.K. has one of the largest economies in Europe, and the U.S. and other European countries are substantial trading partners of the U.K. As a result, the U.K.’s economy may be impacted by changes to the economic condition of the U.S. and other European countries. The U.K.’s economy will also be significantly affected by the U.K.’s exit from the European Union (commonly known as “Brexit”), which will likely place the country’s currency and banking system in jeopardy, and impact arrangements for trading and on other existing cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise). The U.K.’s exit from the European Union will likely result in increased volatility, illiquidity and potentially lower economic growth in the affected markets, which will adversely affect the Funds’ investments.

The French economy, including demand for French exports, may be adversely affected by the U.K.’s exit from the European Union. The French economy also is susceptible to fluctuations in demand for agricultural products. France has experienced several terrorist attacks in the past several years.

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Impact Investing Risk. The adviser’s evaluation of environmental and social factors in its investment selections and the timing of the subadviser’s implementation of the adviser’s investment selections will affect the Fund’s exposure to certain issuers, industries, sectors, regions, and countries and may impact the relative financial performance of the Fund — positively or negatively — depending on whether such investments are in or out of favor.

•

Portfolio Management Risk The value of your investment may decrease if the Adviser’s or subadviser’s judgment about the attractiveness or value of, or market trends affecting a particular security, industry, sector or region, or about market movements, is incorrect or does not produce the desired results. In addition, the Fund’s investment strategies or policies may change from time to time. Those changes may not lead to the results intended by the Adviser or subadviser and could have an adverse effect on the value or performance of the Fund.

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Information Risk. There is a risk that information used by the adviser to evaluate the environmental and social performance of issuers, industries, markets, sectors, and regions may not be readily available, complete, or accurate, which could negatively impact the adviser’s ability to evaluate environmental and social factors, which may negatively impact Fund performance. This may also lead the Fund to avoid investment in certain issuers, industries, markets, sectors, or regions.

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Market Risk. The market values of securities or other assets will fluctuate, sometimes sharply and unpredictably, due to changes in general market conditions, overall economic trends or events, governmental actions or intervention, market disruptions caused by trade disputes or other factors, political developments, recessions, the spread of infectious illness or other public health issues, investor sentiment and other factors that may or may not be related to the issuer of the security or other asset. If the market values of the securities or other assets held by the Fund fall, including a complete loss on any individual security, the value of your investment will go down. Economies and financial markets throughout the world are increasingly interconnected. Economic, financial or political events, trading or tariff arrangements, terrorism, natural disasters, global pandemics and other circumstances in one country or region could have profound impacts on global economies or markets. As a result, whether or not the Fund invests in securities of issuers located in or with significant exposure to the countries directly affected, the value and liquidity of the Fund’s investments may be negatively affected.

•

Recent events. The illness COVID-19 caused by a novel coronavirus has resulted in a global pandemic and major disruption to economies and markets around the world, including the United States. Global financial markets have experienced extreme volatility and severe losses, and trading in many instruments has been disrupted. Liquidity for many instruments has been greatly reduced for periods of time. Some interest rates are very low and in some cases yields are negative. Some sectors of the economy and individual issuers have experienced particularly large losses. These circumstances may continue for an extended period of time and may adversely affect the value and/or liquidity of the Fund’s investments. In addition, the impact of infectious illnesses in emerging market countries may be greater due to generally less established healthcare systems. Public health crises caused by the COVID-19 outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The ultimate economic fallout from the pandemic, and the long-term impact on economies, markets, industries and individual issuers, are not known. Governments and central banks, including the Federal Reserve in the U.S., have taken extraordinary and unprecedented actions to support national economies and the financial markets. These actions have resulted in significant expansion of public debt, including in the U.S. The impact of these measures, and whether they will be effective to mitigate the economic and market disruption, may not be known for some time. The consequences of high public debt, including its future impact on the economy and securities markets, likewise may not be known for some time.

~~Impact Investing Risk. The application of the adviser’s environmental and social standards and the timing of the subadviser’s implementation of such standards will affect the Fund’s exposure to certain issuers, industries, sectors, regions, and countries and may impact the relative financial performance of the Fund — positively or negatively — depending on whether such investments are in or out of favor.~~

~~Portfolio Management Risk The value of your investment may decrease if the Adviser’s judgment about the attractiveness or value of, or market trends affecting a particular security, industry, sector or region, or about market movements, is incorrect or does not produce the desired results. In addition, the Fund’s investment strategies or policies may change from time to time. Those changes may not lead to the results intended by the Adviser and could have an adverse effect on the value or performance of the Fund.~~

~~Information Risk. There is a risk that information used by the adviser to evaluate the environmental and social performance of issuers, industries, markets, sectors, and regions may not be readily available, complete, or accurate, which could negatively impact the adviser’s ability to apply its environmental and social standards, which may negatively impact Fund performance. This may also lead the Fund to avoid investment in certain issuers, industries, markets, sectors, or regions.~~

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Mid- to Large-Cap Companies Risk. The market prices of companies at different capitalization levels may go up or down due to general market conditions and cycles. The value of your investment will be affected by the Fund’s exposure to mid- and large-cap companies.

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Small-Cap Companies Risk. Compared to large companies, small-size companies, and the market for their equity securities, may be more sensitive to changes in earnings results and investor expectations, have more limited product lines, capital resources and depth of management, experience sharper swings in market values, have limited liquidity, be harder to value or to sell at the times and prices the adviser thinks appropriate, and offer greater potential for gain and loss.

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~~Foreign Investing Risk. Investments in foreign regions or in securities of issuers with significant exposure to foreign markets may be more volatile and less liquid than U.S. investments due to adverse political, social, and economic developments, such as nationalization or expropriation of assets, imposition of currency controls or restrictions, confiscatory taxation, terrorism and political or financial instability; regulatory differences such as accounting, auditing, and financial reporting standards and practices; natural disasters; and the degree of government oversight and supervision. Less information may be publicly available regarding foreign issuers. • Geographic Focus Risk. To the extent that the Fund invests from time to time a significant portion of its assets in issuers organized or located in a particular country or geographic region, the Fund may be particularly affected by adverse securities markets, exchange rates and social, political, regulatory or economic events which may occur in those countries or regions.~~

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~~Country Risk. The Fund expects to diversify its investments among issuers with significant exposure to various countries throughout the world but, a large percentage of the Fund’s portfolio may have exposure to a single country, including but not limited to Japan, France and the United Kingdom (the “U.K.”). Significant exposure to a single country would increase the risk that economic, political, and social conditions in that country will have a significant impact on Fund performance.~~

~~The Japanese economy is highly dependent upon international trade, particularly with the United States and other Asian countries. In addition, the Japanese economy has been adversely affected by certain structural issues, including an aging population, an unstable financial sector, substantial government deficits, and natural and environmental disasters.~~

~~The U.K. has one of the largest economies in Europe, and the U.S. and other European countries are substantial trading partners of the U.K. As a result, the U.K.’s economy may be impacted by changes to the economic condition of the U.S. and other European countries. The U.K.’s economy will also be significantly affected by the U.K.’s exit from the European Union.~~

~~The French economy, including demand for French exports, may be adversely affected by the U.K.’s exit from the European Union. The French economy also is susceptible to fluctuations in demand for agricultural products. France has experienced several terrorist attacks in the past several years.~~

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~~Currency Risk. Fluctuations between the U.S. dollar and foreign currency exchange rates could negatively affect the value of the Fund’s investments. This fluctuation can affect both the value of the currencies in which the Fund’s investments are traded or an active investment position. The Fund will benefit when foreign currencies strengthen against the dollar and will be hurt when foreign currencies weaken against the dollar. Currency exchange rates can be volatile and are affected by factors such as general economic conditions, the actions of U.S. and foreign governments or central banks, and the imposition of currency controls or restrictions, and speculation.~~

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Market Sector Risk. The Fund may hold a large percentage of securities in a single market sector. To the extent the Fund holds a large percentage of securities in a single sector, its performance will be tied closely to and affected by the performance of that sector, and the Fund will be subject to a greater degree to any market price movements, regulatory or technological change, economic conditions or other developments or risks affecting such market sector than a Fund without the same focus.

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Financial Sector Risk. Issuers in the financial sector, such as banks, insurance companies and broker-dealers, may be sensitive to changes in interest rates and general economic activity and are generally subject to extensive government regulation.

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Industrial Sector Risk. Securities in the industrials sector, such as companies engaged in the production, distribution or service of products or equipment for manufacturing, agriculture, forestry, mining and construction, can be significantly affected by general economic trends, including such factors as employment and economic growth, interest rate changes, changes in consumer spending, legislative and governmental regulation and spending, import controls, commodity prices, and worldwide competition.

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Consumer Discretionary Risk. Securities in the consumer discretionary sector, such as consumer durables, hotels, restaurants, media, retailing and automobiles, may be significantly affected by the performance of the overall economy, interest rates, competition, consumer confidence and spending, and changes in demographics and consumer tastes.

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Health Care Sector Risk. Securities in the health care sector, such as health care supplies, health care services, biotechnology and pharmaceuticals, may be significantly affected by government regulation and reimbursement rates, approval of products by government agencies, and patent expirations and litigation.

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Redemption Risk. The Fund may experience heavy redemptions that could cause it to liquidate its assets at inopportune times or at a loss or depressed value, which could cause the value of your investment to decline.

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Cybersecurity Risk. Cybersecurity failures by or breaches of the Fund’s adviser, transfer agent, distributor, custodian, fund accounting agent or other service providers may disrupt Fund operations, interfere with the

Fund’s ability to calculate its NAV, prevent Fund shareholders from purchasing, redeeming or exchanging shares or receiving distributions, cause loss of or unauthorized access to private shareholder information, and result in financial losses, regulatory fines, penalties, reputational damage, or additional compliance costs.

These and other risks are discussed in more detail later in this prospectus or in the SAI. Please note that there are many other factors that could adversely affect your investment and that could prevent the Fund from achieving its goals.

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MORE ON THE FUND’S INVESTMENT OBJECTIVE AND STRATEGIES

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Investment Strategies

The Fund may invest in equity securities issued by companies of any market capitalization located throughout the world. For purposes of the Fund’s investment policies, equity securities include common stocks, warrants, rights, and preferred shares. Under normal circumstances, the Fund primarily invests in mid-and large-capitalization companies located outside of the U.S. and Canada and its investments will be tied economically to at least 10 different countries, other than the U.S. Domini defines mid- and large-cap companies to be those with a market capitalization at the time of purchase between $3 and $10 billion, or greater than $10 billion, respectively. ~~Investment selections are made by Domini Impact Investments LLC (the “Adviser”), the Fund’s adviser, based on research and fundamental analysis of environmental and social criteria.~~

The Fund will primarily invest in securities of issuers tied economically to developed market companies throughout the world ~~(or in equivalent shares such as American Depositary Receipts, European Depositary Receipts, Global Depositary Receipts, or other securities representing underlying shares of foreign issuers), other than the U.S. and Canada.~~, other than the U.S. and Canada. Not more than 15% of the Fund’s net assets will be invested in securities of issuers tied economically to the U.S., Canada, and emerging markets. A security will be deemed to be tied economically to a particular country if: (1) the issuer is organized under the laws of, or has a principal place of business in that country; or (2) the principal listing of the issuer’s securities is in a market that is in that country; or (3) the issuer derives at least 50% of its total revenues or profits from goods that are produced or sold, investments made, or services performed in that country; or (4) the issuer has at least 50% of its assets located in that country.

Domini Impact Investments LLC (the “Adviser”), the Fund’s adviser, seeks to identify investment opportunities for the Fund that create positive environmental and social outcomes for people and the planet while seeking competitive financial returns (“Impact Investing”). Investment selections are made by the Adviser based on the evaluation of environmental and social factors. See “Investment Process” below.

In addition, the Fund will invest in securities of companies that demonstrate a commitment to sustainability solutions. ~~For purposes of this strategy,~~The Adviser will consider a company ~~demonstrates~~to demonstrate a commitment to sustainability solutions if, based on the Adviser’s fundamental analysis, the company provides, invests in or creates products or services that help:

•	Accelerate the transition to a low-carbon future including through renewable energy, distributed generation, off-grid solutions, energy storage, electric vehicles, or energy-efficient technologies.

•	Contribute to the development of sustainable communities including through safe and affordable housing, eco-friendly design, low-carbon transportation systems, or climate-resilient infrastructure.

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Ensure access to clean water including through the development or maintenance of water infrastructure, affordable water services, or solutions for water treatment, harvesting, conservation, flow-control, plumbing, or heating.

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Support more sustainable food systems including through the improvement of, or access to, healthy, natural, organic, or plant-based food, the reduction of food waste, promotion of resource-efficient agriculture, or support for small-scale farming.

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Promote societal health and well-being including through the improvement of, or access to, healthcare products or services, preventative healthcare solutions, innovative diagnostics or medicines, mobile medical technologies, or health education services.

•	Broaden financial inclusion including through improvement of, or access to, capital, banking, insurance, investment, or other financial products or services.

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Bridge the digital divide and/or expand access to economic opportunity including through improvement of, or access to, information or communication technologies, education, training, or software/services.

~~The Fund may hold cash or other short-term investments to provide the Fund with the flexibility to meet redemptions and expenses and to readjust its portfolio holdings.~~

The Fund may have significant exposure to securities of ~~issuers~~companies tied economically to Japan, the United Kingdom, and France, as well as, the financial, industrial, consumer discretionary, and health care sectors. The Fund may have significant exposure to any region, country, or sector at any time.

The Fund’s investment strategies and policies may be changed from time to time without shareholder approval, unless specifically stated otherwise in this Prospectus or in the SAI.

Investment Process

Domini

The Adviser seeks to identify investment opportunities for the Fund that create positive social and environmental outcomes for people and the planet while seeking competitive financial returns (“Impact Investing”). Investment selections are made by the Adviser based on ~~fundamental research and analysis~~the evaluation of environmental and social ~~criteria~~factors (as discussed below). The Adviser’s fundamental analysis generally include studying the company, its industry, products and services, and competitors, and with respect to ~~issuers~~companies that demonstrate a commitment to sustainability solutions as described above, financial criteria~~. Such fundamental analysis generally includes studying the company, its financial data, industry, products and services, and competitors.~~

~~The Adviser evaluates securities of issuers against the Adviser’s proprietary environmental and social standards (“Standards”) based on the core businesses in which an issuer engages, as well as on the quality of the issuer’s relations with key stakeholders, including communities, customers, ecosystems, employees, investors, and/or suppliers. The~~ , and quality of a company’s management practices ~~is also a key consideration in determining potential eligibility of issuers that demonstrate a commitment to sustainability solutions.~~ .

The Adviser uses the following framework to determine the eligibility of a company for investment by the Fund:

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Business Alignment. The Adviser seeks to determine the degree to which a company’s core business model is aligned with the fundamental goals of universal human dignity and ecological sustainability. The Adviser seeks investments aligned with the universal values of fairness, equality, justice, respect for human rights, and/or long-term environmental sustainability, including climate change mitigation and adaptation. Certain businesses, like manufacturing vaccines or distributing renewable energy are fundamentally aligned with the Adviser’s fundamental goals.

The Adviser will seek to avoid investment in ~~issuers~~companies that it determines to be sufficiently involved with certain goods and services, as determined by the Adviser, based on factors such as percentage of revenue, magnitude of involvement, or ownership. These goods and ~~service~~services include, but may not be limited to, ~~alcohol, tobacco, gambling,~~ weapons and firearms, ~~and~~ nuclear power, the operation of for-profit prisons and immigration detention centers, alcohol, tobacco, and gambling. The Adviser also excludes companies in the energy sector substantially involved in coal or uranium mining and oil and natural gas exploration and production, storage, transportation, refining, and related services. In addition, the Adviser excludes electric utility companies that have either announced plans for new construction after the Paris Agreement was adopted in 2015 or that have over 50% installed capacity from coal-fired generation. Major producers of synthetic pesticides and agricultural chemicals ~~as well as companies significantly involved in the operation of for-profit prisons and immigration detention centers~~ are also typically excluded.

The Adviser’s Standards may limit

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Stakeholder Relations. The Adviser may also assess the company’s relations with key stakeholders, such as the company’s customers, employees, suppliers, ecosystems, local, national and global communities, and investors. In its evaluation, the Adviser seeks to identify companies that, among other factors:

-	Enrich the ecosystems on which they depend;

-	Contribute to the global community of humankind;

-	Contribute to their local and national communities;

-	Produce high-quality, safe, and useful products and services;

-	Invest in the wellbeing and development of their employees;

-	Strengthen the capabilities of their suppliers; and

-	Are transparent with their investors.

The Adviser may limit the Fund’s investment in certain geographic areas due to prevailing conditions that the Adviser believes affect the environmental and social performance of companies in those regions. In addition, the Adviser also excludes U.S. Treasuries, the general obligation securities issued by the U.S. government. While the Adviser recognizes that these securities support many public goods essential for our society, it has adopted this policy to reflect serious concerns about the risks posed by our country’s nuclear weapons arsenal.

The Adviser ~~will often~~may determine that ~~an~~a company is eligible for investment ~~is consistent with its Standards~~by the Fund even when the ~~issuer’s~~company’s profile reflects a mixture of positive and negative environmental and social characteristics. The Adviser recognizes that relationships with key stakeholders are complicated and that even the best of companies often run into problems day to day. The Adviser’s approach recognizes that a company with a mixed record may still be effectively grappling with the important issues in its industry and may determine that a company with a combination of controversies and ~~praiseworthy initiatives is eligible for investment.~~strengths and weaknesses is eligible for investment. The Adviser may approve an investment when it determines that, on balance, progress is being made toward long-term benefits. The Adviser will evaluate companies on a case-by-case basis, looking for signs of improvement, positive trends and the company’s overall environmental and social performance.

The Adviser will notify SSGA Funds Management, Inc. (the “Subadviser”), the Fund’s subadviser, to sell a security if the Adviser determines that the ~~issuer fails to meet the Adviser’s Standards~~company is no longer eligible for investment based on the Adviser’s ongoing assessment of the company’s business alignment and stakeholder relations, and/or no longer demonstrates a commitment to sustainability solutions, as applicable. There may be a delay in removing a security from the Fund’s portfolio after such a determination. The determination to remove a security from the Fund’s portfolio and the timing of implementation of such a determination may result in the Fund having to sell a security when it might be disadvantageous to do so.

The Adviser’s ~~Standards,~~evaluation of environmental and ~~the interpretation and application thereof, are~~social factors is subjective and may evolve over time.

Engagement. When appropriate, as determined by the Adviser, the Adviser may engage in dialogue with the management of companies urging them to address the environmental and social impacts of their operations. The Adviser may seek to raise issues of environmental and social performance with the management of certain companies through proxy voting, dialogue with management, and by filing shareholder proposals on behalf of the Fund, where appropriate. Such efforts might not produce the desired outcomes. In foreign regions including European and Asia-Pacific countries, various barriers, including regulatory systems, geography, and language, may impair the Adviser’s ability to use its influence effectively. In particular, due to onerous regulatory barriers, the Adviser does not generally expect to file shareholder proposals outside the United States.

Subadviser

SSGA Funds Management, Inc. (the “Subadviser”), the Fund’s subadviser, invests in securities the Adviser has selected and notified the Subadviser are to be included in the Fund’s portfolio. The Subadviser will purchase or sell securities at a time determined appropriate by the Subadviser and in accordance with, but not necessarily in the identical amounts as provided with the Adviser’s investment selections, or as necessary to manage the amount of the Fund’s assets to be held in short term investments.

OTHER FUND INVESTMENT STRATEGIES

In addition to the principal investment strategies discussed above, the Fund may also invest or engage in the following investments/strategies:

Use of Depositary Receipts

Securities of foreign issuers may be purchased directly or through depositary receipts, ~~such as~~including American Depositary Receipts (ADRs), European Depositary Receipts (EDRs), and Global Depositary Receipts (GDRs), or other securities representing underlying shares of foreign companies. Generally, ADRs, in registered form, are designed for use in U.S. securities markets, and EDRs and GDRs, in bearer form, are designed for use in European and global securities markets. ADRs are receipts typically issued by a U.S. bank or trust company evidencing ownership of the underlying securities. EDRs and GDRs are European and global receipts, respectively, evidencing a similar arrangement. The use of all such instruments is subject to Domini’s evaluation of environmental and social ~~standards.~~factors (see “Investment Process” above).

Use of Options, Futures, and Other Derivatives

Although it is not a principal investment strategy, the Fund may purchase and sell futures, options, swap agreements, currency forwards, and/or utilize other derivative contracts and securities with respect to stocks, bonds, groups of securities (such as financial indexes), foreign currencies, interest rates, or inflation indexes. The Fund may also utilize derivative instruments, such as equity-linked securities, to gain exposure to certain emerging-markets, but not as a principal investment strategy. These techniques, which are incidental to the Fund’s primary strategy, permit the Fund to gain exposure to a particular security, group of securities, currency, interest rate, or index, and thereby have the potential for the Fund to earn returns that are similar to those that would be earned by direct investments in those securities or instruments. The Fund may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable laws and regulations. The use of all such instruments is subject to Domini’s evaluation of environmental and social ~~standards.~~factors (see “Investment Process” above).

These techniques are also used to hedge against adverse changes in the market prices of securities, interest rates, or currency exchange rates. Hedging techniques may not always be available to the Fund, and it may not always be feasible for the Fund to use hedging techniques even when they are available.

Derivatives are instruments whose value depends on, or is derived from, the value of an underlying asset, reference rate or index. Derivatives may be riskier than other types of investments because they may be more sensitive to changes in economic or market conditions than other types of investments and could result in losses that significantly exceed the Fund’s original investment. If the issuer of the derivative instrument does not pay the amount due, the Fund could lose money on the instrument. In addition, the underlying security or investment on which the derivative is based, or the derivative itself, may not perform the way the Fund’s subadviser expected. Certain derivatives may be less liquid, which may reduce the returns of the Fund if it cannot sell or terminate the derivative at an advantageous time or price. The Fund also may have to sell assets at inopportune times to satisfy its obligations. The Fund may be unable to terminate or sell its derivative positions, in fact, many over-the-counter derivative instruments will not have liquidity beyond the counterparty to the instrument. Some derivatives may involve the risk of improper valuation.

Successful use of derivative instruments by the Fund depends on the portfolio manager’s judgment with respect to a number of factors and the Fund’s performance could be worse and/or more volatile than if it had not used these instruments. In addition, the fluctuations in the value of derivatives may not correlate perfectly with the value of any portfolio assets being hedged, the performance of the asset class to which the Fund seeks exposure, or the overall securities markets. As a result, the use of these techniques may result in losses to the Fund or increase volatility in the Fund’s performance. Some derivatives are sophisticated instruments that typically involve a small investment of cash relative to the magnitude of risks assumed. Some derivatives have the potential for unlimited loss, regardless of the size of the Fund’s initial investment. Derivatives may have a leveraging effect on the Fund’s portfolio. Leverage generally magnifies the effect of a change in the value of an asset and creates a risk of loss of value in a larger pool of assets than the Fund would otherwise have had. Derivative securities are subject to market risk, which could be significant for those that have a leveraging effect. Use of derivatives or similar instruments may have different tax consequences for the Fund than an investment in the underlying security, and those differences may affect the amount, timing and character of income distributed to shareholders, including the proportion of income consisting of exempt-interest dividends.

When the Fund enters into derivative transactions, it may be required to segregate assets, or enter into offsetting positions, in accordance with applicable regulations. Such segregation will not limit the Fund’s exposure to loss, however, and the Fund will have investment risk with respect to both the derivative itself and the assets that have been segregated to cover the Fund’s derivative exposure. If the segregated assets represent a large portion of the

Fund’s portfolio, this may impede portfolio management or the Fund’s ability to meet redemption requests or other current obligations.

The Fund’s use of derivatives may also increase the amount of taxes payable by shareholders. Suitable derivatives may not be available in all circumstances or at reasonable prices. Risks associated with the use of derivatives are magnified to the extent that a large portion of the Fund’s assets are committed to derivatives in general or are invested in just one or a few types of derivatives.

The U.S. government and foreign governments are in the process of adopting and implementing regulations governing derivative markets, including mandatory clearing of certain derivatives, margin and reporting requirements. The ultimate impact of the regulations remains unclear. Additional regulation of derivatives may make derivatives more costly, may limit their availability or utility or otherwise adversely affect their performance, or may disrupt markets. The Fund may be exposed to additional risks as a result of the additional regulations. The extent and impact of the regulations are not yet fully known and may not be for some time.

For derivatives that are required to be traded through a clearinghouse or exchange, the Fund also will be exposed to the credit risk of the clearinghouse and the broker that submits trades for the Fund. It is possible that certain derivatives that are required to be cleared, such as certain swap contracts, will not be accepted for clearing. The Fund will be required to maintain its positions with a clearing organization through one or more clearing brokers. The clearing organization will require the Fund to post margin and the broker may require the Fund to post additional margin to secure the Fund’s obligations. The amount of margin required may change from time to time. In addition, cleared transactions may be more expensive to maintain than over-the-counter transactions and may require the Fund to deposit larger amounts of margin. The Fund may not be able to recover margin amounts if the broker has financial difficulties. Also, the broker may require the Fund to terminate a derivatives position under certain circumstances. This may cause the Fund to lose money.

The Adviser has claimed an exclusion from registration as a commodity pool operator. CFTC rules therefore limit the ability of the Fund to use futures, options on futures, or engage in swap transactions. The use of certain derivatives in some circumstances will require that the Fund segregate cash or other liquid assets to the extent the Fund’s obligations are not otherwise “covered” through ownership of the underlying security, financial instrument, or currency.

Cash Reserves

Although the Fund seeks to be fully invested at all times, it keeps a percentage of its assets in cash or cash equivalents. These reserves provide the Fund with flexibility to meet redemptions and expenses, and to readjust its portfolio holdings. The Fund may hold these cash reserves uninvested or may invest them in high-quality, short-term debt securities issued by agencies or instrumentalities of the U.S. government, bankers’ acceptances, commercial paper, certificates of deposit, bank deposits, or repurchase agreements. Some of the investments may be with community development banks and financial institutions and may not be insured by the FDIC. All such securities are subject to Domini’s evaluation of environmental and social ~~standards.~~factors (see “Investment Process” above).

Temporary Investments

The Fund may temporarily use a different investment strategy for defensive purposes in response to adverse market conditions, economic factors, or other occurrences, and may invest part or all of its assets in securities with remaining maturities of less than one year or cash equivalents or may hold cash. This may adversely affect the Fund’s performance. During such periods, it may be more difficult for the Fund to achieve its investment objective. You should note, however, that the Fund has not used a different investment strategy for defensive purposes in the past since the Fund has not commenced operations as of the date of this Prospectus, and may decide not to do so in the future — even in the event of deteriorating market conditions.

Additional Information

The Fund is not required to use every investment technique or strategy listed in this prospectus or in the Statement of Additional Information. For additional information about the Fund’s investment strategies and risks, the Fund’s Statement of Additional Information is available, free of charge, from Domini, or online at www.domini.com/funddocuments.

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MORE ON THE RISKS OF INVESTING IN THE FUND

The value of your investment in the Fund changes with the values of its investments. Many factors can positively or negatively affect those values. The factors that are most likely to have a material negative effect on your investment are called “Principal Risks.” The Principal Risks of investing in the Fund are identified in the “Fund at a Glance” section and are described in more detail below.

Foreign Investing Risk. The investment of the Fund in securities of issuers tied economically to a foreign country or foreign regions may represent a greater degree of risk than investment in U.S. securities due to political, social, and economic developments, such as nationalization or expropriation of assets, confiscatory taxation, natural disasters, terrorism, and political or financial instability. Additionally, there is risk resulting from the differences between the regulations to which U.S. and foreign issuers and markets are subject, such as accounting, auditing, and financial reporting standards and practices, and the degree of government oversight and supervision, as well as the information that may be publicly available regarding foreign issuers. These factors can make foreign investments more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market. A governmental entity may delay, or refuse or be unable to pay, interest or principal on its sovereign debt due to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity’s debt position in relation to the economy or the failure to put in place economic reforms. Foreign investing risk also involves the risk of negative foreign currency rate fluctuations, which may cause the value of securities denominated in such foreign currency (or other instruments through which the Fund has exposure to foreign currencies) to decline in value. Currency exchange rates may fluctuate significantly over short periods of time. These risks may be more pronounced in connection with the Fund’s investments in securities of issuers located in emerging countries. Some markets in which the Fund may invest are located in parts of the world that have historically been prone to natural disasters that could result in a significant adverse impact on the economies of those countries and investments made in those countries. China and other developing market Asia-Pacific countries may be subject to considerable degrees of economic, political and social instability. A number of countries in the European Union (EU) have experienced, and may continue to experience, severe economic and financial difficulties. The exit of one or more member states from the European Union, such as the United Kingdom (UK) which has withdrawn from the EU (commonly known as “Brexit”), and/or if one or more countries abandon the use of the euro as a currency, would place the country’s currency and banking system in jeopardy, and impact arrangements for trading and on other existing cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise). The exit by the UK or other member states will likely result in increased volatility, illiquidity and potentially lower economic growth in the affected markets, which will adversely affect the Funds’ investments.

Geographic Focus Risk. To the extent the Fund invests from time to time a significant portion of its assets in issuers organized or located in a particular country or geographic region, market changes or other factors affecting each region, including political instability and unpredictable economic conditions, could have a significant impact on the Fund due to its geographic focus.

Country Risk. Although the Fund expects to diversify its investments primarily among issuers with exposure to various countries throughout the world including in the European and/or Asia-Pacific regions, or outside Canada and the U.S., respectively, a large percentage of the Fund’s portfolio may have exposure to a single country, including but not limited to Japan, France and the United Kingdom (the “U.K.”). If the Fund holds a large number of securities of issuers with exposure to a particular country, it bears the risk that economic, political, and social conditions in that country will have a significant impact on Fund performance.

The Japanese economy is highly dependent upon international trade, particularly with the United States and other Asian countries. In addition, the Japanese economy has been adversely affected by certain structural issues, including an aging population, an unstable financial sector, substantial government deficits, and natural and environmental disasters.

The U.K. has one of the largest economies in Europe, and the U.S. and other European countries are substantial trading partners of the U.K. As a result, the U.K.’s economy may be impacted by changes to the economic condition of the U.S. and other European countries. The U.K.’s economy will also be significantly affected by the U.K.’s exit from the European Union.

The French economy, including demand for French exports, may be adversely affected by the U.K.’s exit from the European Union. The French economy also is susceptible to fluctuations in demand for agricultural products. France has experienced several terrorist attacks in the past several years.

Impact Investing Risk. Domini’s evaluation of environmental and social factors in its investment selections and the timing of the subadviser’s implementation of Domini’s investment selections will affect the Fund’s exposure to certain issuers, industries, sectors, regions, and countries and may impact the relative financial performance of the Fund — positively or negatively — depending on whether such investments are in or out of favor.

Portfolio Management Risk The value of your investment may decrease if the Adviser’s or subadviser’s judgment about the attractiveness or value of, or market trends affecting a particular security, industry, sector or region, or about market movements, is incorrect or does not produce the desired results. In addition, the Fund’s investment strategies or policies may change from time to time. Those changes may not lead to the results intended by the Adviser or subadviser and could have an adverse effect on the Fund’s value or performance.

Information Risk. Domini generally relies on information that is provided by third parties or is self-reported by issuers to evaluate issuers and/or certain industries, markets, sectors or regions with respect to environmental and social factors. Therefore, there is a risk in certain circumstances that sufficient information may not be readily available, complete, or accurate, or may be biased. This may affect the way Domini evaluates environmental and social factors in a particular situation, which may negatively impact Fund performance. In certain circumstances, this may also lead Domini to avoid certain issuers, markets, industries, sectors, or regions.

Market Risk. The market values of securities or other assets will fluctuate, sometimes sharply and unpredictably, due to changes in general market conditions, overall economic trends or events, governmental actions or intervention, market disruptions caused by trade disputes or other factors, political developments, recessions, the spread of infectious illness or other public health issues, investor sentiment and other factors that may or may not be related to the issuer of the security or other asset. If the market values of the securities or other assets held by the Fund fall, including a complete loss on any individual security, the value of your investment will go down. Economies and financial markets throughout the world are increasingly interconnected. Economic, financial or political events, trading or tariff arrangements, terrorism, natural disasters, global pandemics and other circumstances in one country or region could have profound impacts on global economies or markets. As a result, whether or not the Fund invests in securities of issuers located in or with significant exposure to the countries directly affected, the value and liquidity of the Fund’s investments may be negatively affected.

Recent Events. The illness COVID-19 caused by a novel coronavirus has resulted in a global pandemic and major disruption to economies and markets around the world, including the United States. Global financial markets have experienced extreme volatility and severe losses, and trading in many instruments has been disrupted. Liquidity for many instruments has been greatly reduced for periods of time. Some interest rates are very low and in some cases yields are negative. Some sectors of the economy and individual issuers have experienced particularly large losses. These circumstances may continue for an extended period of time and may adversely affect the value and liquidity of the Fund’s investments. In addition, the impact of infectious illnesses in emerging market countries may be greater due to generally less established healthcare systems. Public health crises caused by the COVID-19 outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The ultimate economic fallout from the pandemic, and the long-term impact on economies, markets, industries and individual issuers, are not known. Governments and central banks, including the Federal Reserve in the U.S., have taken extraordinary and unprecedented actions to support local and global economies and the financial markets. These actions have resulted in significant expansion of public debt, including in the U.S. The impact of these measures, and whether they will be effective to mitigate the economic and market disruption, will not be known for some time. The consequence of high public debt, including its future impact on the economy and securities markets, likewise may not be known for some time.

~~Impact Investing Risk. Since the Fund, seeks to make investments that are consistent with Domini’s environmental and social standards, it may choose to sell, or not purchase, investments that are otherwise consistent with its investment objective. In general, the application of the adviser’s environmental and social standards and the timing of the subadviser’s implementation of such standards will affect the Fund’s exposure to certain issuers, industries, sectors, regions, and countries and may impact the relative financial performance of the Fund — positively or negatively — depending on whether such investments are in or out of favor.~~

~~Portfolio Management Risk The value of your investment may decrease if the Adviser’s judgment about the attractiveness or value of, or market trends affecting a particular security, industry, sector or region, or about market movements, is incorrect or does not produce the desired results. In addition, the Fund’s investment strategies or policies may change from time to time. Those changes may not lead to the results intended by the Adviser and could have an adverse effect on the Fund’s value or performance.~~

~~Information Risk. Domini generally relies on information that is provided by third parties or is self-reported by issuers to apply its environmental and social standards to issuers and/or certain industries, markets, sectors or regions for the Fund. Therefore, there is a risk in certain circumstances that sufficient information may not be readily available, complete, or accurate, or may be biased. This may affect the way Domini’s standards are applied in a particular situation, which may negatively impact Fund performance. In certain circumstances, this may also lead Domini to avoid certain issuers, markets, industries, sectors, or regions.~~

Mid- to Large-Cap Companies Risk. Under normal circumstances, the Fund will invest primarily in mid- to large-cap companies. Mid-cap and large-cap stocks tend to go through cycles when they do better, or worse, than other asset classes or the stock market overall. The performance of each shareholder’s investment will be affected by these market trends. The Fund reserves the right to invest in companies of any capitalization, including small-cap companies that are more likely to have more limited product lines, fewer capital resources, and less depth of management than larger companies.

Small-Cap Companies Risk. The Fund reserves the right to invest in small-cap companies. Compared to large companies, small-size companies, and the market for their equity securities, may be more sensitive to changes in earnings results and investor expectations, have more limited product lines, capital resources and depth of management, experience sharper swings in market values, have limited liquidity, be harder to value or to sell at the times and prices the adviser thinks appropriate, and offer greater potential for gain and loss. Therefore, securities of small-cap companies may be subject to wider and more erratic price fluctuations which may negatively impact the value of your investment in the Fund.

~~Foreign Investing Risk. The investment of the Fund in securities of issuers tied economically to a foreign country or foreign regions may represent a greater degree of risk than investment in U.S. securities due to political, social, and economic developments, such as nationalization or expropriation of assets, confiscatory taxation, natural disasters, terrorism, and political or financial instability. Additionally, there is risk resulting from the differences between the regulations to which U.S. and foreign issuers and markets are subject, such as accounting, auditing, and financial reporting standards and practices, and the degree of government oversight and supervision, as well as the information that may be publicly available regarding foreign issuers. These factors can make foreign investments more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market. A governmental entity may delay, or refuse or be unable to pay, interest or principal on its sovereign debt due to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity’s debt position in relation to the economy or the failure to put in place economic reforms. Some markets in which the Fund may invest are located in parts of the world that have historically been prone to natural disasters that could result in a significant adverse impact on the economies of those countries and investments made in those countries. China and other developing market Asia-Pacific countries may be subject to considerable degrees of economic, political and social instability. A number of countries in the European Union (EU) have experienced, and may continue to experience, severe economic and financial difficulties. The exit of one or more member states from the European Union, such as the United Kingdom (UK) which has withdrawn from the EU (commonly known as “Brexit”), and/or if one or more countries abandon the use of the euro as a currency, would place the country’s currency and banking system in jeopardy, and impact arrangements for~~

~~trading and on other existing cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise). The exit by the UK or other member states will likely result in increased volatility, illiquidity and potentially lower economic growth in the affected markets, which will adversely affect the Funds’ investments.~~

~~Geographic Focus Risk. To the extent the Fund invests from time to time a significant portion of its assets in issuers organized or located in a particular country or geographic region, market changes or other factors affecting each region, including political instability and unpredictable economic conditions, could have a significant impact on the Fund due to its geographic focus.~~

~~Country Risk. Although the Fund expects to diversify its investments primarily among issuers with exposure to various countries throughout the world including in the European and/or Asia-Pacific regions, a large percentage of the Fund’s portfolio may have exposure to a single country, including but not limited to Japan, France and the United Kingdom (the “U.K.”). If the Fund holds a large number of securities of issuers with exposure to a particular country, it bears the risk that economic, political, and social conditions in that country will have a significant impact on Fund performance.~~

~~The Japanese economy is highly dependent upon international trade, particularly with the United States and other Asian countries. In addition, the Japanese economy has been adversely affected by certain structural issues, including an aging population, an unstable financial sector, substantial government deficits, and natural and environmental disasters.~~

~~The U.K. has one of the largest economies in Europe, and the U.S. and other European countries are substantial trading partners of the U.K. As a result, the U.K.’s economy may be impacted by changes to the economic condition of the U.S. and other European countries. The U.K.’s economy will also be significantly affected by the U.K.’s exit from the European Union.~~

~~The French economy, including demand for French exports, may be adversely affected by the U.K.’s exit from the European Union. The French economy also is susceptible to fluctuations in demand for agricultural products. France has experienced several terrorist attacks in the past several years.~~

~~Currency Risk. Fluctuations between the U.S. dollar and foreign currency exchange rates could negatively affect the value of the Fund’s investments. The Fund will benefit when foreign currencies strengthen against the dollar and will be hurt when foreign currencies weaken against the dollar. Currency exchange rates can be volatile and are affected by factors such as general economic conditions, the actions of U.S. and foreign governments or central banks, the imposition of currency controls or restrictions, and speculation.~~

Market Sector Risk. The Fund may hold a large percentage of securities in a single market sector. To the extent the Fund holds a large percentage of securities in a single sector, its performance will be tied closely to and affected by the performance of that sector and the Fund will be subject to a greater degree to any market price movements, regulatory or technological change, economic conditions or other developments affecting the issuers or companies in such market sectors.

Financial Sector Risk. The investment by the Fund of a large percentage of its holdings in securities of issuers in the financial sector will subject the Fund to a greater degree to any market price movements, regulatory or technological change, economic conditions or other developments affecting the issuers or companies in the financial sector. Issuers in the financial sector, such as banks, insurance companies and broker-dealers, may be sensitive to changes in interest rates and general economic activity and are generally subject to extensive government regulation.

Industrial Sector Risk. The investment by the Fund of a large percentage of its holdings in securities of issuers in the industrials sector, such as companies engaged in the production, distribution or service of products or equipment for manufacturing, agriculture, forestry, mining and construction, can be significantly affected by general economic trends, including such factors as employment and economic growth, interest rate changes, changes in consumer spending, legislative and governmental regulation and spending, import controls, commodity prices, and worldwide competition.

Consumer Discretionary Sector Risk. The investment by the Fund of a large percentage of its holdings in securities of issuers in the consumer discretionary sector will subject the Fund to a greater degree to any market price movements, regulatory or technological change, economic conditions or other developments affecting the issuers or companies in the consumer discretionary sector. Securities in the consumer discretionary sector, such as consumer durables, hotels, restaurants, media, retailing and automobiles, may be significantly affected by the performance of the overall economy, interest rates, competition, consumer confidence and spending, and changes in demographics and consumer tastes.

Health Care Sector Risk. The investment by the Fund of a large percentage of its holdings in securities of issuers in the health care sector will subject the Fund to a greater degree to any market price movements, regulatory or technological change, economic conditions or other developments affecting the issuers or companies in the health care sector. Securities in the health care sector, such as health care supplies, health care services, biotechnology and pharmaceuticals, may be significantly affected by government regulation and reimbursement rates, approval of products by government agencies, and patent expirations and litigation.

Redemption Risk. The Fund may experience periods of heavy redemptions that could cause the Fund to liquidate its assets at inopportune times or at a loss or depressed value, particularly during periods of declining or illiquid markets. Redemption risk is greater to the extent that the Fund has investors with large shareholdings, short investment horizons, or unpredictable cash flow needs. In addition, redemption risk is heightened during periods of overall market turmoil. The redemption by one or more large shareholders of their holdings in the Fund could hurt performance and/or cause the remaining shareholders in the Fund to lose money. Further, if one decision maker has control of fund shares owned by separate Fund shareholders, including clients or affiliates of the Fund’s adviser, redemptions by these shareholders may further increase the Fund’s redemption risk. If the Fund is forced to liquidate its assets under unfavorable conditions or at inopportune times, the Fund’s share price could decline.

Cybersecurity Risk. Cybersecurity failures by or breaches of the Fund’s adviser, transfer agent, distributor, custodian, fund accounting agent or other service providers may disrupt Fund operations, interfere with the Fund’s ability to calculate its NAV, prevent Fund shareholders from purchasing, redeeming or exchanging shares or receiving distributions, cause loss of or unauthorized access to private shareholder information, and result in financial losses, regulatory fines, penalties, reputational damage, or additional compliance costs. Substantial costs may be incurred in order to prevent any cyber incidents in the future. The Fund and its shareholders could be negatively impacted as a result.

Information regarding additional risks of investing in the Fund is set forth below. The Fund may be subject to additional risks other than those described ~~below~~in the Prospectus because the types of investments made by the Fund can change over time. Additional investment policies and risks of the Fund are set forth in the Statement of Additional Information ~~of the Fund~~, which is available upon request.

Emerging Markets Risk. The Fund may hold companies that are tied economically to emerging-market countries including those in Central and Eastern Europe and/or in the Asia-Pacific region. The securities markets in these and other emerging countries are less liquid, are subject to greater price volatility, have smaller market capitalizations, may have less government regulation, and are not subject to as extensive and frequent accounting, financial, and other reporting requirements as the securities markets of more-developed countries. Further, investment in equity securities of issuers located in emerging countries involves risk of loss resulting from problems in share registration and custody, and substantial economic and political disruptions. These risks are not normally associated with investments in more-developed countries.

Currency Risk. Fluctuations between the U.S. dollar and foreign currency exchange rates could negatively affect the value of the Fund’s investments. This fluctuation can affect both the value of the currencies in which Fund investments are traded or an active investment position. The Fund will benefit when foreign currencies strengthen against the dollar and will be hurt when foreign currencies weaken against the dollar. Currency exchange rates can be volatile and are affected by factors such as general economic conditions, the actions of U.S. and foreign governments or central banks, the imposition of currency controls or restrictions, and speculation.

Valuation Risk. Many factors may influence the price at which the Fund could sell any particular portfolio investment. The sales price the Fund could receive for any particular portfolio investment may well differ from the Fund’s valuation of the investment, and such differences could be significant, particularly for securities that trade in relatively thin markets and/or markets that experience volatility. These differences may increase significantly and affect Fund investments more broadly during periods of market volatility. If markets make it difficult to value some investments, the Fund may value these investments using more subjective methods, such as fair valuation methodologies. Investors who purchase or redeem Fund shares on days when the Fund is holding fair-valued securities may receive fewer or more shares or lower or higher redemption proceeds than they would have received if the Fund had not fair-valued the securities or had used a different valuation methodology. The value of foreign securities, certain fixed-income securities and currencies, as applicable, may be materially affected by events after the close of the market on which they are valued, but before the Fund determines its net asset value. The Fund’s ability to value its investments may be impacted by technological issues and/or errors by pricing services or other third-party service providers.

Liquidity Risk. Liquidity risk exists when particular investments are or become difficult to purchase or sell. When the Fund holds these types of investments, the Fund’s portfolio may be more difficult to value, especially during periods of market turmoil. Markets may become illiquid when there are few, if any, interested buyers or sellers or when dealers are unwilling or unable to make a market for certain securities. As a general matter, dealers recently have been less willing to make markets for fixed income securities. During times of market turmoil, there have been, and may be, no buyers for securities in entire asset classes, including U.S. Treasury securities. When the Fund holds illiquid investments, the Fund’s portfolio may be harder to value, especially in changing markets. Investments by the Fund in derivatives, below investment grade securities, foreign securities, and corporate loans tend to involve greater liquidity risk. If the Fund is forced to sell or unwind these investments to meet redemptions or for other cash needs, the Fund may suffer a substantial loss, or may not be able to sell at all. Additionally, the market for certain investments may become illiquid under adverse market or economic conditions independent of any specific adverse changes in the conditions of a particular issuer. In such cases, the Fund, due to limitations on investments in illiquid securities and the difficulty in purchasing and selling such securities, may be unable to achieve its desired level of exposure to certain sectors. Further, certain securities, once sold, may not settle for an extended period. The Fund will not receive its sales proceeds until that time, which may constrain the Fund’s ability to meet its obligations (including obligations to redeeming shareholders).